FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of July, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





                  HSBC BRASIL SELLS ITS PROPERTY AND CASUALTY
                        INSURANCE BUSINESS TO HDI SEGUROS

HSBC Seguros (Brasil) S.A. has entered into an agreement to sell its subsidiary HSBC Seguros de Automoveis e Bens Ltda., a property and casualty (P&C) insurance underwriting business, to HDI Seguros S.A., an indirect subsidiary of the German insurer Talanx Group.

The transaction also includes a long-term operational agreement whereby HDI will be the preferred provider of P&C insurance products to be distributed through the HSBC Bank Brasil network.

The agreed total consideration to be paid by HDI is BRL300 million (approximately US$128 million). The consideration will be paid in two tranches, BRL100 million at the signing of the agreement to sell and the remainder upon completion of the transaction.

The closing of the transaction is subject to obtaining final approval from the Brazilian insurance regulator SUSEP.

As a result, HSBC, through its insurance brokerage house and its network of more than 2,000 points of sale, will distribute HDI's P&C insurance products, whilst HSBC Seguros (Brasil) will continue to underwrite and develop its activities in the life assurance and pensions business.

Emilson Alonso, chief executive of the HSBC Group in Brazil, said: "This transaction represents a major commitment for both HSBC and Talanx. For HSBC, we are convinced that it will benefit our customers by providing them with an increasingly competitive product offering and quality service."

Christian Hinsch, Head of Insurance at Talanx Group, said: "This agreement with HSBC gives us access to clients across the whole country, through a distribution network of more than 2,000 points of sale. The transaction creates a mutually beneficial relationship between two strong companies."

Notes to editors:

The HSBC Group
HSBC Seguros (Brasil) is a wholly owned subsidiary of HSBC Bank Brasil, a member of the HSBC Group which, with about 9,800 offices in 77 countries and territories and assets of US$1,277 billion at 31 December 2004, is one of the world's largest banking and financial services organisations.

The Talanx Group
Headquartered in Hannover, Talanx is Germany's third largest insurance company with total premium production of more than EUR14 billion.





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  14 July, 2005